UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY

THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

As convened by Mr. Xi Sheng (“Mr. Xi”), a supervisor of China Eastern Airlines Corporation Limited (the “Company”), the first meeting (the “Meeting”) of the ninth session of the supervisory committee of the Company (the “Supervisory Committee”) was held at CEA Building, 36 Hongxiang San Road, Minhang District, Shanghai on 31 December 2019.

The supervisors of the Company (the “Supervisors”) present at the Meeting confirmed that they had received the notice in respect of the Meeting before it was held.

The Meeting was chaired by Mr. Xi, a Supervisor. Mr. Xi and Mr. Fang Zhaoya (“Mr. Fang”), the Supervisors, and Mr. Gao Feng (“Mr. Gao”), the employee representative Supervisor, attended the meeting.

The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles”). As such, the Meeting was legally and validly convened and held.

1

The Supervisors present at the Meeting considered and unanimously passed the following resolutions in accordance with the requirements of relevant laws and regulations such as the Articles, the rules of meeting of the Supervisory Committee of the Company and the internal management system of the Company:

I.	Considered and approved the resolution regarding the election of the chairman of the ninth session of the Supervisory Committee.

Agreed to elect Mr. Xi as the chairman of the ninth session of the Supervisory Committee, for a term of office in line with the current session of the Supervisory Committee.

II.	Considered and approved the resolution regarding the provision of guarantee for some wholly-owned subsidiaries.

The Supervisory Committee is of the view that the resolution regarding the provision of guarantee by the Company for some of its wholly-owned subsidiaries as considered and approved by the board of directors of the Company, the provision of guarantee with limited amount and limited term for three wholly-owned subsidiaries is in line with the actual requirement of the production and operation of the Company and will improve the flexibility of external guarantees.

III.	Considered and approved the resolution regarding the remuneration of domestic and international auditors of the Company for 2019.

The domestic and international auditors of the Company are able to provide financial report audit services and internal control audit services in accordance with the China Accounting Standards for Business Enterprises, the International Financial Reporting Standards and the Application Guidelines for Enterprise Internal Control. The Supervisory Committee is of the view that the resolution regarding the remuneration of domestic and international auditors of the Company for 2019 considered and approved by the board of directors of the Company is in line with actual circumstances and is objective and reasonable.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 31 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

2